Shengfeng Development Limited

March 6, 2023

Via EDGAR

Ms. Irene Barberena-Meissner

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Shengfeng Development Limited
Amendment No. 4 to Registration Statement on Form F-1 Filed February 17, 2023 File No. 333-267367

Dear Ms. Barberena-Meissner:

This letter is in response to the comment letter dated March 2, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Shengfeng Development Limited (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comment in this response and numbered them accordingly. An amendment to Registration Statement on Form F-1 is being submitted to accompany this letter.

Amendment No. 4 to Registration Statement on Form F-1

Change in Registrant's Certifying Accountant, page 182

1. We note there is no Exhibit 16.1 included in the Exhibit index beginning on page II-6. Please revise to file Friedman's letter stating whether or not it agrees with the disclosure under this heading.

Response: In response to the Staff’s comment, we revise to file Friedman's letter stating that it agrees with the disclosure under this heading.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Yongxu Liu
Name:	Yongxu Liu
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC